Exhibit 99.1

(English Translation)

OI S.A. – IN JUDICIAL REORGANIZATION

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly Held Company

MINUTES OF THE 294TH MEETING OF THE BOARD OF DIRECTORS

ON JULY 27, 2021

I. DATE, TIME AND PLACE: July 27, 2021, at 4:30 p.m., held by videoconference, under the terms of article 29, paragraph 1 of the Company's Bylaws.

II. CALL NOTICE: Carried out by individual messages sent to the Board Members, under the terms of article 28, paragraph 1 of the Company's Bylaws.

III. ATTENDANCE: All the members of the Board of Directors were present and signed below. Rodrigo Modesto de Abreu, Camille Loyo Faria, Antonio Reinaldo Rabelo Filho, Bernardo Kos Winik, José Claudio Moreira Gonçalves, Paulo Seidel, Arthur Jose Lavatori Correa and Daniella Geszikter Ventura, all representatives of the Company, also attended the meeting.

IV. BOARD: Chairman of the meeting: Mr. Eleazar de Carvalho Filho; Secretary of the meeting: Mrs. Luciene Sherique Antaki.

V. AGENDA: Raising of funds by Oi Móvel S.A. – In Judicial Reorganization ("Issuer"), through the issue of Notes in the international market in the total amount of USD 880,000,000.00, with a personal guarantee to be provided by the Company and a real guarantee to be provided by the Issuer and the Company.

VI. RESOLUTIONS: After the meeting was convened by the Chairman of the Meeting, concerning the matter on the Agenda, a fund raising proposal was presented by Mrs. Camille Loyo Faria and Mr. Paulo Seidel for the Issuer, a company controlled by the Company, through the Issue of Notes Units in the international market in the total amount of USD 880,000,000.00, consisting of senior notes issued by the Issuer ("Notes" and "Issue", respectively), with (a) guarantee to be granted by the Company (the "Guarantee"); and (b) security in the form of (b.1.) conditional fiduciary assignment of certain linked current and future revenues owned by the Issuer and the Company that are not charged to Banco Nacional de Desenvolvimento Econômico e Social - BNDES ("BNDES"), arising from the use by clients of telecommunications services rendered by the Issuer and the Company ("Telecommunications Services"), as well as the fiduciary assignment of the accounts owned by the Issuer and the Company in which the linked revenues arising from the assigned Telecommunications Services will be deposited ("Fiduciary Assignment of Telecommunications Services"); and (b.2.) conditional pledge over the rights resulting from the terms of authorization for use of the radio frequencies owned by the Issuer used for the rendering of the Personal Mobile Service ("Radio Frequency Pledge" and, together with the Fiduciary Assignment of Telecommunications Services, the "Collateral" and, together with the Guarantee, the "Guarantees"). It was clarified by Mrs. Camille that the Notes will be offered to investors resident and domiciled in countries other than the United States of America, as provided for in Regulation S of the Securities Act of 1933 ("Securities Act"); and that they will bear interest semiannually at the rate of 8.750% per annum, with mature date on July 30, 2026 and will be issued with an amount equivalent to 100% of their par value. The net proceeds from the Issuance will be used to prepay all of the Issuer’s first (1th) issuance of privately-issued, simple, non-convertible secured debentures in one series and for general corporate purposes, so long as the provisions of Section 5.5.4 of the Amendment to the Judicial Reorganization Plan are complied with. The members of the Board of Directors, after the clarifications provided, approved, by unanimous vote, the raising of funds through the Notes, as well as the granting of Guarantees, by the Company and by the Issuer, as applicable. The Officers are authorized to execute, directly or through attorneys-in-fact, all documents necessary and any amendments thereto, as well as to practice all acts necessary or convenient for the execution of the Issue, for the granting and perfection of the Guarantee by the Company, including but not limited to the granting of powers of attorney in connection with the Collateral, and other acts accessory to the Issue, as well as to contract financial institutions to intermediate and coordinate the Issue, being also ratified the acts already practiced by the Company in consonance with the deliberations above.

VII. CLOSING: The supporting material related to the item on the Agenda is filed at the Secretariat and on the Board's Portal. There being no further business to discuss, the Chairman adjourned the meeting, and these minutes were drawn up, read, approved, and signed by the present members of the Board of Directors and by the Secretary. (a.a) Eleazar de Carvalho Filho (Chairman), Marcos Grodetzky,

Roger Solé Rafols, Henrique José Fernandes Luz, Maria Helena dos Santos F. Santana, Paulino do Rego Barros Jr, Claudia Quintella Woods, Luís Maria Viana Palha da Silva, Armando Lins Netto, Mateus Affonso Bandeira and Raphael Manhães Martins.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, July 27,2021

Luciene Sherique Antaki

Secretary of the Meeting

Oi S.A. – In Judicial Reorganization

MINUTES OF THE 294TH MEETING OF THE BOARD OF DIRECTORS

ON JULY 27, 2021